UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file no. 1-3295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.
The Chrysler Building
405 Lexington Avenue
New York, New York, 10174-0002

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 23, 2006

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,

	2005	2004

Investments, at fair value (Note 3):
In securities of participating employer	$36,062	$44,350
In securities of unaffiliated issuers:
Common stock	42,436	54,186
Commingled funds	90,642	85,131
Mutual funds	3,647	3,913
Loans to participants	3,346	3,184

Total investments	176,133	190,764

Cash and cash equivalents	2,549	808
Contributions receivable from participants	249	--
Contributions receivable from employer	118	--
Dividends and interest receivable	125	126

Total assets	179,174	191,698

Due to broker for securities purchased	(667)	--
Other payables	(148)	--

Total liabilities	(815)	--

Net assets available for benefits	$178,359	$191,698

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,

		2005		2004

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$	(9,801)	$	(7,011)
Dividends		1,947		2,020
Interest		1,383		1,308

Investment loss		(6,471)		(3,683)

Contributions:
Participants		6,745		6,460
Participants' rollovers		402		231
Employer		3,182		3,030

Total contributions		10,329		9,721

Net additions		3,858		6,038

Deductions from net assets attributed to:
Benefits paid to participants		17,076		19,019
Administrative expenses (Note 7)		121		25

Total deductions		17,197		19,044

Net decrease		(13,339)		(13,006)

Net assets available for benefits:
Beginning of year		191,698		204,704

End of year		$178,359		$191,698

        See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(1)         Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company). Employees become eligible to participate in the Plan on the date of their employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Prior to December 23, 2005, each participant could have contributed between 2% and 15% of his or her eligible earnings. Effective December 23, 2005, participants may elect to contribute between 2% and 20% of eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis. Employee contributions of up to 2% of eligible compensation are matched 100% by the Company and the next 4% are matched 50% by the Company. Employee contributions in excess of 6% are not matched. The Company's matching contributions are invested solely in the Company's common stock. Effective as of December 30, 2005, participants may transfer or reallocate amounts held for more than two years in the MTI Common Stock Fund to another fund under the plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The maximum before-tax contribution was generally $14,000 and $13,000 for 2005 and 2004, respectively. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code (IRC).

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are fully vested in the entire value of their accounts at the time of contribution.

Investment Options

Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options:

Fixed Income Fund: This fund invests in high-quality investment contracts issued by insurance companies, banks and other financial institutions, as well as short-term investment products. Investment contracts pay a fixed or variable interest rate over the life of the contract.

Balanced Growth Fund: This fund is invested in stocks, bonds and cash equivalents. Approximately 50% of the fund is invested in common stocks of U.S. companies, 40% in fixed income securities, and 10% in international equities.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

S & P 500 Index Fund: This fund is designed to match the risk and return of the Standard & Poor's 500 Index, a broadly based average of the U.S. equity market.

Matrix Equity Fund: This fund is invested in a broad range of diversified common stocks.

MTI Common Stock Fund: This fund invests in the Company's common stock. All Company matching contributions are invested in this fund and are non-participant-directed. Employee contributions are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc. The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established. No new contributions or transfers can be made into this fund.

International Fund: This fund invests in a broad range of international stocks traded in public markets.

Mutual Fund Window: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds.

The investments of the Plan are maintained in a trust (the Trust) held by State Street Bank and Trust Company. The Trust was established on December 30, 1992. The Trust agreement provides that any portion of any funds may, pending its permanent investment or distribution, be invested in short-term investments.

Participant Loans

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.00 percent to 10.50 percent, which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator. At December 31, 2005, there were 379 individual loans outstanding, carrying an average interest rate of 6.4 percent, with maturities through 2020.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account. In-service withdrawals may also be made under certain circumstances.

(2)        Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments in the Fixed Income Fund are valued at cost plus reinvested interest, which approximates fair value. Short-term investments are recorded at cost, which approximates fair value. The MTI Common Stock Fund, Pfizer Common Stock Fund, and Mutual Fund Window are stated at quoted market price. The Balanced Growth Fund, S & P 500 Index Fund, Matrix Equity Fund and International Fund are stated at fair value reported by the fund manager based on the underlying investment within each fund and are expressed in units representing the net asset value of the fund. The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. Loans receivable from participants are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, contributions receivable and dividends and interest receivable approximate fair value because of the short maturities of those instruments.

Payment of Benefits

Benefits are recorded when paid.

(3)         Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:
(in thousands)	December 31,

	2005	2004

MTI Common Stock Fund, **
645 and 664 units, respectively	$36,062	$44,350

Pfizer Common Stock Fund,*
1,820 and 2,015 units, respectively	$42,436	$54,186

Fixed Income Fund,
26,404 and 25,789 units, respectively	$26,404	$25,789

Balanced Growth Fund
538 and 489 units, respectively	$13,430	$11,490

S&P 500 Index Fund,
117 and 120 units, respectively	$27,041	$26,443

Matrix Equity Fund,
842 and 886 units, respectively	$17,927	$17,228

*  Non-participant-directed
**Employer contributions are non-participant-directed

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

For the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year) depreciated in value by $9,801 and $7,011, respectively, as follows:
(in thousands)	Year Ended December 31,

		2005		2004

Common stock	$	(14,164)	$	(12,922)
Commingled funds		4,087		5,592
Mutual funds		276		319

Total		$(9,801)	$	(7,011)

(4)         Non-participant-Directed Investments

The MTI Common Stock Fund includes both participant-directed and non-participant-directed investments. It is not practicable to segregate the changes in net assets related to the MTI common stock between the participant-directed and non-participant-directed investments.

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:
(in thousands)	December 31,

	2005	2004

Net Assets:
MTI common stock	$36,062	$44,350
Pfizer common stock	42,436	54,186
Contributions receivable from participants	30	--
Contributions receivable from employer	118	--
Cash and cash equivalents	2,549	801
Due to broker for securities purchased	(667)	--
Inter-fund transfers	103	--

Total	$80,631	$99,337

(in thousands)	Year Ended December 31,

		2005		2004

Changes in Net Assets:
Participants' contributions		$897		$772
Employer contributions		3,182		3,030
Dividends		1,595		1,607
Interest		20		8
Net depreciation in fair value
of investments		(14,164)		(12,922)
Benefits paid to participants		(6,551)		(8,365)
Administrative expenses		(4)		(4)
Transfers to participant-directed
investments		(3,681)		(4,703)

Total	$	(18,706)	$	(20,577)

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(5)         Plan Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)         Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated October 22, 2002, that the Plan and related Trust established thereunder are properly designed and, thus, qualified and tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the IRC. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)         Administrative Costs

The Company pays all costs of administering the Plan except for the fees of the investment advisor, if any, for each actively managed fund, which are charged to the respective funds. Fees paid by the Plan for investment management services and trustee expenses amounted to $121,000 and $25,000 for the years ended December 31, 2005 and 2004, respectively. However, participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the Mutual Fund Window.

(8)         Related-Party Transactions

Certain Plan investments are shares of commingled funds managed by State Street Global Advisors (SSgA), an affiliate of  State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.

(9)         Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in security of a single issuer.

The Plan offers a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005
(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest	Cost	Current Value

	Commingled Funds:

*	Fixed Income Fund
	SSgA Principal Accumulation
	Return Fund	26,404 units		$26,404

	Balanced Growth Fund
	Oakmark Equity & Income Fund	538 units		$13,430

*	S & P 500 Index Fund
	SSgA Flagship Securities Lending Series
	Fund - Class A	117 units		$27,041

*	Matrix Equity Fund
	SSgA Active U.S. Large Cap Core
	Non-Lending Fund	842 units		$17,927

*	International Fund
	SSgA Daily International Alpha Securities
	Lending Fund	313 units		$5,840

	Common Stock:

*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	645 units	$26,498	$36,062

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	1,820 units	$3,263	$42,436

	Mutual Funds:

	Mutual Fund Window
	Participant-Directed Brokerage Account	various shares		$3,647

	Participant Loans:

*	Participant Loan Fund
	Participant Loans	379 participant loans with interest rates ranging from 5.00% to 10.50%		$3,346

	Total			$176,133

* Parties in interest, as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ John A. Sorel

John A. Sorel Senior Vice President - Finance and Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 23, 2006